Date

Neptune Technologies & Bioressources inc.

Jour	31
Mois	mai
Année	2006

terminée le 31 mai
31 mai 2006
31 mai

Pagetitre

Neptune Technologies & Bioressources inc. États financiers consolidés aux 31 mai 2006 et 2005
Neptune Technologies& Bioressources inc.États financiers consolidésaux 31 mai 2006 et 2005

Rapport des vérificateurs	2
États financiers
Résultats consolidés	3
Déficit consolidé	4
Surplus d'apport consolidé	4
Flux de trésorerie consolidés	5
Bilans consolidés	6
Notes complémentaires	7 à 24

Rapport

Rapport des vérificateurs

Aux actionnaires de
Neptune Technologies & Bioressources inc.

Nous avons vérifié les bilans consolidés de la société Neptune Technologies & Bioressources inc. aux 31 mai 2006 et 2005 et les états consolidés des résultats, du déficit, du surplus d'apport et des flux de trésorerie des exercices terminés à ces dates.  La responsabilité de ces états financiers incombe à la direction de la société.  Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada.  Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes.  La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers.  Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la société aux 31 mai 2006 et 2005 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour les exercices terminés à ces dates selon les principes comptables généralement reconnus du Canada.

Comptables agréés

Laval
Le 21 Juillet 2006

Feuil1

		31-May

1001	Petite caisse	1,500.00	1001
1008	Conversion US - banque	65,399.15	1008
1009	Conversion EURO - banque	19,113.13	1009
1010	Caisse pop. CDN 384034	-192,496.21	1010
1011	Caisse pop. US 800643	644,326.65	1011
1013	Caisse pop. EURO	46,845.90	1013
1030	Placements	402,637.14	1030
1035	Placements - conversion US	25,642.67	1035
1056	Avance - fournisseurs	39,382.25	1056
1100	Comptes clients - Canadien	227,509.73	1100
1101	Comptes clients - US	755,288.41	1101
1102	Comptes clients - US échange	80,336.19	1102
1103	Comptes clients - EURO	206,301.05	1103
1104	Comptes clients - EURO échange	84,170.83	1104
1140	C/r - tps/tvq	67,127.59	1140
1180	Intérêts à recevoir	2,033.63	1180
1360	Avances - 9113-0310 Québec Inc.	843.19	1360
1450	Stocks	10,694.93	1450
1451	Stocks - M.P. Entrepôts	733,957.29	1451
1452	Stocks - M.P. Usine	45,730.58	1452
1455	Stocks - Krill lyophilisé	29,691.91	1455
1460	Stocks - Acétone	17,018.21	1460
1465	Stocks - NKO	247,489.76	1465
1466	Stocks - Gellules NKO	132,393.94	1466
1475	Stocks - NKA	6,925.52	1475
1481	Stocks - Packaging	32,670.00	1481
1490	Frais payés d'avance	122,241.22	1490
1492	Conversion US - FPA	1,421.00	1492
1500	Placements 9113-0310 Québec Inc.	100.00	1500
1640	Amel. locatives	798,150.61	1640
1641	Amort. cumule - amel. loc.	-318,443.00	1641
1680	Mobilier et agencement	84,680.76	1680
1681	Amort. cumule - mobilier	-54,729.00	1681
1700	Systeme telephonique	13,549.00	1700
1701	Amort. cumulé - sys. téléphonique	-8,822.00	1701
1720	Équipement	66,659.32	1720
1721	Amort. cumule - équipement	-48,245.00	1721
1724	Équipement - Production	3,732,874.09	1724
1725	Amort. Cum. Équip. Production	-1,075,185.00	1725
1726	Équipement de Labo	236,916.70	1726
1727	Amort. cumulé - Équip. Labo	-135,110.00	1727
1760	Ordinateur	75,559.80	1760
1761	Amort. cumule - ordinateur	-66,858.81	1761
1800	Logiciel	2,350.04	1800
1801	Amort. cumule - logiciel	-2,350.04	1801
1850	Blcla # 9 Ordinateur portable	10,416.70	1850
1851	Amort. Cum. - blcla # 9 Ordinateur portable	-2,604.00	1851
1852	Blcla # 10 Ordinateurs	27,738.98	1852
1853	Amort. cumule - blcla #10	-6,935.00	1853
1887	Blcla - #4	53,460.00	1887
1888	Amort. cumule - blcla #4	-32,076.00	1888
1889	Blcla - #5 Lab Action	120,000.00	1889
1890	Amort. cumulé - blcla #5 Lab Action	-63,452.00	1890
1891	Blcla - #6 Lift	29,960.00	1891
1892	Amort. cumulé - blcla #6 Lift	-7,995.00	1892
1893	Blcla - #7 Copieur / Imprimante	7,290.00	1893
1894	Amort. cumulé - blcla #7 Copieur / Imprimante	-2,182.00	1894
1895	Blcla #8 Copieur / Imprimante Laval	26,794.00	1895
1896	Amort. Cumulé - Blcla #8 Copieur /imprimante Laval	-4,019.00	1896
1922	Licence	7,500.00	1922
1923	Amort. cumule - licences	-2,250.00	1923
1926	Marques de commerce	65,939.73	1926
1930	Brevets - krill	255,514.32	1930
1931	Amort. cumule- brevet - krill	-11,878.00	1931
1936	Brevets - application	122,681.40	1936
1938	Brevet - Phosphol/Flavonoids	70,068.68	1938
1955	Dépôt Hydro Sherbrooke	20,000.00	1955
1956	Dépôt Loyer D'Usine	100,000.00	1956
1957	Dépôt loyer - dernier mois	8,879.70	1957
1980	Frais démarrage - formation	431,864.31	1980
1981	Amort. Cum. Fr. démar. Formation	-431,864.31	1981
1982	Frais démarrage - opération	500,573.15	1982
1983	Amort. cumulé - Fr. Dém. opération	-500,573.15	1983
1984	Frais démarrage - projet	295,157.96	1984
1985	Amort. Cum. Fr. Démar. Projet	-295,157.96	1985
1990	Frais dette long terme	93,564.50	1990
1991	Amort. cumulé - frais dette l.t.	-58,556.00	1991
2001	Marge de crédit	-40,000.00	2001
2009	Compte à payer - EURO	-30.00	2009
2010	Compte à payer	-388,637.57	2010
2011	Compte à payer US	-266,840.70	2011
2012	Frais courus	-76,148.17	2012
2014	Provision courus	-210,846.45	2014
2015	Conversion payable US	-29,725.22	2015
2016	Conversion payable EURO	-1,201.15	2016
2020	Royautés à payer	-12,401.45	2020
2112	Salaire net	-201,766.53	2112
2116	D.a.s.p.	-49,657.21	2116
2118	D.a.s.f.	-27,419.98	2118
2119	Vacances à payer	-139,749.81	2119
2120	C.S.S.T. à payer	-12,599.87	2120
2130	TPS - encaisse	-13,707.35	2130
2131	TPS - déboursés	26,461.97	2131
2140	TVQ - encaisse	-13,615.26	2140
2141	TVQ - déboursés	22,255.66	2141
2200	Intérêt à payer	-4,330.30	2200
2206	Commissions/Coop à payer US	-20,483.57	2206
2231	Dépôts clients US	-5,535.00	2231
2232	Dépôts clients Euro	-2,914.00	2232
2420	Impôts société provincial	109,858.00	2420
3120	Dette - BDC	-1,120,000.00	3120
3140	Dettes L.T. Inv. Québec #1	-957,713.43	3140
3142	Dettes L.T. Inv. Québec #2	-1,443,923.36	3142
3162	Dette - Institit cardiologie	-70,000.00	3162
3230	Obcla #4	-12,803.70	3230
3231	Frais fin différé #4	492.64	3231
3232	Obcla #5 Lab Action	-18,000.00	3232
3234	Obcla #6 Lift	-16,904.92	3234
3235	Frais fin différé #6 Lift	1,532.33	3235
3236	Obcla #7 Copieur / Imprimante	-6,280.02	3236
3237	Frais fin différé #7 Copieur / Imprimante	1,052.18	3237
3238	Obcla #8 Copieur/imprimante Laval	-26,844.00	3238
3239	Frais fin différé #8 Copieur/imprimante / Laval	3,974.17	3239
3240	Odcla #9	-7,074.45	3240
3241	Frais fin. différé #9	681.68	3241
3242	Odlcla #10	-18,838.91	3242
3243	Frais fin. différé #10	1,815.34	3243
3940	Capital-actions : ordinaire	-10,656,737.70	3940
3941	Émission Actions Ordinaires	-6,345,271.25	3941
3990	Frais d'emission - actions ord.	368,675.37	3990
3992	Surplus d'apport	-1,172,114.55	3992
3995	Bénéfices non répartis	13,981,573.57	3995
4000	Ventes - Krill CDN	21,557.00	4000
4001	Ventes - Krill US	-3,911,286.75	4001
4002	Ventes - Krill Gel. bout. CDN	-278,014.00	4002
4007	Ventes - NLK Caps. CDN	-38,920.50	4007
4011	Ventes NKA US	-92.00	4011
4100	Ventes - Krill gel CDN	-61,236.50	4100
4101	Ventes - Krill gel. US	-1,190,621.00	4101
4120	Ventes - NKO Euro	-148,450.00	4120
4121	Ventes - NKO bottles EURO	-93.50	4121
4122	Ventes - NKO gel. EURO	-91,460.00	4122
4131	Ventes - NLK caps. EURO	-23.50	4131
4135	Ventes - NKA EURO	-30.00	4135
4141	Ventes - transport EURO	-5,374.15	4141
4200	Ventes - CA2+ CDN	-100,184.00	4200
4251	Ventes - Blend Nko US	-64,923.02	4251
4300	Ventes - transport CDN	-2,438.31	4300
4301	Ventes - transport US	-25,153.38	4301
4303	Ventes - Accessoires US	-52.00	4303
4490	Ventes - échange US	-896,050.56	4490
4491	Ventes - échange EURO	-118,877.19	4491
4500	Stock au début - M.P.	3,603,256.89	4500
4501	Stock au début - NKO	5,846,540.10	4501
4502	Stock au début - Acétone	345,045.85	4502
4503	Stock au début - krill lyophilisé	511,884.58	4503
4506	Stock au début - NLK	224,394.19	4506
4507	Stock au début - NKA	925,592.00	4507
4510	Achats - krill M.P.	1,514,679.16	4510
4535	Achats - Packaging	34,740.17	4535
4540	Achats - acetone	129,302.80	4540
4545	Achats - Azote	23,853.50	4545
4550	Achats - Fourn. production	15,137.87	4550
4574	Coût - échantillons	-17,712.26	4574
4580	Coût - transport à l'achat	46,974.72	4580
4581	Coût - transport vente	58,917.42	4581
4582	Coût - transport encapsulateur	7,544.75	4582
4587	Coût - sous-traitant encapsulage	148,828.17	4587
4650	Coût - salaire opérateur	415,010.27	4650
4651	Coût - salaire opérateur - options	6,640.00	4651
4660	Coût - r.r.q.	18,654.78	4660
4662	Coût - f.s.s.	12,578.48	4662
4664	Coût - ass. emploie	9,928.92	4664
4666	Coût - C.S.S.T.	5,800.93	4666
4670	Coût - Ass. groupe prime	22,622.88	4670
4671	Coût - Ass. groupe employé	-10,171.19	4671
4674	Coût - Autres avantages	261.83	4674
4700	FG - Salaires direction	178,703.41	4700
4701	FG - Salaires direction - options	21,943.00	4701
4705	FG - Salaires autres	287,018.20	4705
4706	FG - Salaires autres - options	7,602.00	4706
4710	FG - R.R.Q.	11,283.11	4710
4712	FG - f.s.s.	14,697.05	4712
4714	FG - ass. emploie	9,776.22	4714
4716	FG - C.S.S.T.	6,185.55	4716
4718	FG - C.N.T.	565.61	4718
4720	FG - ass. groupe prime	18,915.45	4720
4721	FG - Ass. groupe employé	-9,715.11	4721
4724	FG - autres avantages	272.95	4724
4730	FG - Loyer	162,739.40	4730
4731	FG - Remb. loyer	-6,250.00	4731
4735	FG - taxes	40,453.86	4735
4740	FG - ass. général	15,709.25	4740
4742	FG - ass. Produit	50,704.79	4742
4744	FG - ass. Perte affaire	2,591.61	4744
4746	FG - ass. Autres	3,990.31	4746
4750	FG - électricité	128,294.92	4750
4755	FG - Chauffage (gaz)	117,844.22	4755
4760	FG - entretien et réparation équip.	84,655.50	4760
4761	FG - entretien locaux	4,956.74	4761
4765	FG - fournitures atelier	1,069.09	4765
4770	FG - location remorque	39,333.52	4770
4775	FG - Loc. Autres	3,400.00	4775
4780	FG - uniformes / fournitures de travail	10,822.34	4780
4785	FG - Équip. sécurité / examen	3,351.46	4785
4790	FG - Inspection - normes	13,657.62	4790
4815	FG - entreposage	89,815.02	4815
4817	FG - Rebuts	7,783.15	4817
4820	FG - Fourn. shipping	2,888.07	4820
4824	FG - Courrier	1,170.47	4824
4825	FG - déplacements	996.95	4825
4828	FG - communications	268.33	4828
4830	FG - fourn. laboratoire	28,096.30	4830
4834	FG - Analyse labo. externe	17,757.77	4834
4840	FG - Formation	363.93	4840
4850	FG - amort. amel. locatives	130,179.00	4850
4852	FG - amort. équip. labo	75,223.00	4852
4855	FG - amort. équip. transf.	351,557.00	4855
4856	FG - amort. biens loués transf.	13,084.00	4856
4857	FG - amort. biens loués labo	4,938.00	4857
4895	Stock à la fin - M.P.	-4,343,213.76	4895
4896	Stock à la fin - NKO	-5,638,745.65	4896
4897	Stock à la fin - Acétone	-343,463.06	4897
4898	Stock à la fin - krill lyophilisé	-505,010.65	4898
4906	Stock à la fin - NLK	-199,863.45	4906
4907	Stock à la fin - NKA	-870,766.29	4907
5029	Vente - Consultant	58,524.95	5029
5030	Vente - sal. direction	241,758.47	5030
5031	Vente - sal. directon - options	27,395.00	5031
5036	Vente - sal. représentant - options	3,344.00	5036
5038	Vente - Commission sur ventes US	56,564.82	5038
5040	Vente - r.r.q.	2,327.63	5040
5042	Vente - f.s.s.	8,501.05	5042
5044	Vente - ass. emploie	3,059.58	5044
5045	Vente - Autres Avantages	150.00	5045
5046	Vente - C.S.S.T.	1,445.18	5046
5048	Vente - C.N.T.	250.00	5048
5050	Vente - ass. groupe prime	3,619.48	5050
5051	Vente - Ass. groupe employé	-2,298.93	5051
5100	Vente - représentation	8,101.19	5100
5101	Vente - Frais de repas extérieur	6,123.79	5101
5119	Vente - publicité, coop Euro	972.80	5119
5121	Vente - publicité, coop US	-43.18	5121
5122	Vente - publicité CDN	768.00	5122
5123	Vente - Publicité US	5,782.18	5123
5125	Vente - Site Web	227.66	5125
5129	Vente- mise en marché Options	444.00	5129
5130	Vente - mise en marché	50,317.54	5130
5131	Vente - Échantillons	16,011.62	5131
5140	Vente - marketing	2,809.64	5140
5145	Vente - Tél. et Cell. Internet	3,196.04	5145
5148	Vente - Courrier	3,560.57	5148
5150	Vente - Fr voyage - héberg	25,021.59	5150
5155	Vente - Fr voyage - avion	25,306.87	5155
5160	Vente - Frais de déplacement	16,011.44	5160
5165	Vente - Autorisations règlementaires	25,996.66	5165
5300	Vente - Royautés	69,444.71	5300
5510	Adm - salaire direction	416,239.93	5510
5511	Adm - salaire direction - options	751,180.00	5511
5515	Adm - salaire exploitation	230,773.26	5515
5516	Adm - Conseil Administration	27,959.00	5516
5518	Adm - salaire exploitation - options	8,706.00	5518
5519	Adm - conseil administration - options	32,419.00	5519
5520	Adm - conseil scientifique - options	4,387.00	5520
5550	Adm - r.r.q.	12,003.76	5550
5552	Adm - f.s.s.	15,729.30	5552
5554	Adm - ass. emploie	9,597.91	5554
5556	Adm - C.S.S.T.	2,607.98	5556
5558	Adm - C.N.T.	250.00	5558
5560	Adm - ass. groupe prime	10,933.47	5560
5561	Adm - Ass. groupe employé	-6,740.06	5561
5564	Adm - autres avantages	929.31	5564
5600	Adm - sous-contrats	26,034.89	5600
6059	Adm - Frais de repas extérieur	284.53	6059
6060	Adm - frais de représentation	11,917.45	6060
6061	Adm - association et cotisation	5,172.01	6061
6062	Adm - abonnements	222.57	6062
6064	Adm - publicité	1,505.06	6064
6065	Adm - frais voyages - heberg	8,584.08	6065
6066	Adm - frais de voyage - avion	31,432.13	6066
6070	Adm - frais de déplacement	20,224.43	6070
6300	Adm - loyer	114,508.32	6300
6310	Adm - entretien - bâtisse	5,280.56	6310
6320	Adm - entretien ménager	-110.72	6320
6330	Adm - entretien - équipement	8,283.05	6330
6340	Adm - location équipements	1,154.75	6340
6350	Adm - ass. commercial	15,709.21	6350
6360	Adm - ass. responsabilité	22,303.58	6360
6380	Adm - ass. C/R	18,773.54	6380
6410	Adm - téléphone	15,989.39	6410
6420	Adm - communication	1,074.75	6420
6430	Adm - cellulaire et paget	12,582.34	6430
6440	Adm - internet	3,342.46	6440
6450	Adm - taxes et permis	243.00	6450
6460	Adm - taxe sur le capital	42,124.00	6460
6470	Adm - fournitures de bureau	27,298.98	6470
6475	Adm - frais de réunions	367.58	6475
6480	Adm - imprimerie	1,596.84	6480
6490	Adm - fournitures de cuisine	2,441.29	6490
6500	Adm - frais de poste	8,113.82	6500
6510	Adm - livres et revues	381.65	6510
6600	Adm - hon. prof.	125,399.53	6600
6605	Adm - hon. prof. - comptable	69,601.52	6605
6606	Adm - hon. prof. - légal	69,355.27	6606
6630	Adm - communic. financières	117,999.01	6630
6631	Adm - comm. financières - options	73,098.00	6631
6700	Adm - formation	7,500.01	6700
6750	Adm - mauvaises créances	10,594.95	6750
6999	Adm - autres	60,087.77	6999
7900	Projet - Étude	165,432.43	7900
9105	Rd - salaire brut	362,581.57	9105
9106	Rd - salaire brut - options	56,892.00	9106
9110	Rd - avantages sociaux	26,223.86	9110
9113	Rd - Ass. groupe prime	6,069.19	9113
9114	Rd - Ass. groupe employé	-3,462.66	9114
9125	RD - maintien brevets	3,724.58	9125
9129	Rd - Frais de repas extérieur	198.96	9129
9150	Rd - crédit impôt provincial	-125,158.00	9150
9500	Intérêt et frais bancaire	3,961.15	9500
9501	Frais bancaire - contrat	38,208.86	9501
9505	Intérêts et pénalités	36,262.44	9505
9510	Intérêts carte de crédit	4.14	9510
9515	Intérêts - fournisseurs	783.49	9515
9520	Intérêts - marge de crédit	12,311.91	9520
9525	Intérêts dette L.T. - BDC	150,683.29	9525
9526	Intérêts débenture - Innovatech	362,581.80	9526
9527	Intérêts dette L.T. - Inv. Québec #1	102,029.81	9527
9530	Intérêts dette L.T. - Inv. Québec #2	137,504.33	9530
9531	Intérêts dette LT - Contrôle Laurentide	73.39	9531
9532	Int. Débenture - Inv. Desjardins	112,636.99	9532
9533	Int. warrants Inv. Qc #1	5,987.43	9533
9534	Int. warrants Inv. Qc #2	23,113.36	9534
9541	Intérêts - cont. loc. acq. 2	400.00	9541
9543	Intérêts - cont. loc. acq. 4	1,772.43	9543
9545	Intérêts - cla 6 Lift	1,469.62	9545
9546	Intérêts - cla 7 Copieur / Imprimante	624.93	9546
9547	Intérêts - cla 8	1,495.14	9547
9548	Intérêts - cla 9	1,123.23	9548
9549	Intérêts - cla 10	2,991.26	9549
9615	Amort. amel. locatives	5,215.00	9615
9620	Amort. - mobilier & agencement	8,726.00	9620
9622	Amort. - sys. téléphonique	1,182.00	9622
9624	Amort. - Équipement	8,340.00	9624
9625	Amort.- syst. informatique	24,430.81	9625
9660	Amort. - frais démarrage	409,197.42	9660
9662	Amort. - frais dette L.T.	23,735.00	9662
9680	Amort. - licences	750.00	9680
9690	Amort. - brevets	7,095.00	9690
9900	Revenus d'intérêts	-3,096.50	9900
9901	Revenus d'intérêts US	-3,128.85	9901
9952	Gain sur disposition	-1,400,000.00	9952
9990	Gain/perte sur change	157,266.56	9990

Résultats

Neptune Technologies & Bioressources inc.
Interim Consolidated Statement of Earnings
(unaudited)
	Three months ended
	August 31,
	2006	2005
	$	$
Sales	1,551,489	1,683,153

Cost of sales and operating expenses (before amortization)	1,475,697	1,355,011
Research expenses	109,569	60,624
Financial expenses	129,752	302,967
Amortization of property and equipment	151,795	285,175
	1,866,813	2,003,777
Loss before elements below	(315,324)	(320,624)
Interest income	2,227	195
Exchange profit (loss)	26,990	(69,399)
Net loss	(286,107)	(389,828)

Basic and diluted loss per share	(0.008)	(0.015)

Weighted average number of shares outstanding	34,481,903	25,594,805

The accompanying notes are an integral part of the consolidated financial statements.

Déficit - surplus

Neptune Technologies & Bioressources inc.
Interim Consolidated Statement of Deficit
Interim Consolidated Contributed Surplus
(unaudited)

Interim Consolidated Statement of Deficit				Three months ended
					August 31,
				2006	2005
				$	$
Balance, beginning of year	BNR Filiale		(15,237,262)	(15,237,262)	(13,982,437)
Net loss				(286,107)	(389,828)
Share issue expenses

Balance, end of year				(15,523,369)	(14,372,265)

Interim Consolidated Contributed Surplus

				2006	2005
				$	$
Balance, beginning of year				1,172,116	345,387
Expired warrants
Exercised options
Stock-based compensation – employees		334,141		306,528	67,910
Stock-based compensation – non-employees				27,613	5,935
Balance, end of year		1,506,257		1,506,257	419,232

The accompanying notes are an integral part of the consolidated financial statements.

Flux de trésorerie

Neptune Technologies & Bioressources inc.
Interim Consolidated Statement of Cash Flows
(unaudited)
	Three months ended
		August 31,
	2006	2005
	$	$
OPERATING ACTIVITIES
Net loss	(286,107)	(389,828)
Non-cash items
Amortization of property and equipment	151,795	285,175
Amortization of deferred financing costs	4,156	6,282
Financial expenses	(11,552)	190,151
Other stock-based compensation
Stock-based compensation - employees	306,528	67,910
Stock-based compensation - non-employees	27,613	5,935
Changes in working capital items	(985,537)	(123,653)
Cash flows from operating activities	(793,105)	41,972

INVESTING ACTIVITIES
Property and equipment	(8,054)
Intangible assets	(2,917)	(35,027)
Investment
Cash flows from investing activities	(10,971)	(35,027)

FINANCING ACTIVITIES
Bank loan	70,000
Repayment of long-term debt		(57,563)
Issue of capital stock	148,393
Cash flows from financing activities	218,393	(57,563)
Net decrease in cash and cash equivalents	(585,683)	(50,618)
Cash and cash equivalents, beginning of year	875,901	181,950
Cash and cash equivalents, end of year	290,218	131,332

The accompanying notes are an integral part of the consolidated financial statements.	290,218
	942
	0

Bilan

Neptune Technologies & Bioressources inc.
Interim Consolidated Balance Sheets
(unaudited)
			Unaudited	Audited
			August 31	May 31
			2006	2006
			$	$
ASSETS
Current assets
Cash and cash equivalents			290,218	875,901
Investment, at cost, maturing in February 2007, 3.35%			150,000	150,000
Accounts receivable	BNR filiale		1,834,038	1,484,063
Research tax credits receivable			130,446	109,858
Inventories			1,765,900	1,256,573
Prepaid expenses			114,673	137,438
			4,285,275	4,013,833
Property and equipment			3,335,705	3,457,394
Intangible assets			508,250	507,576
Other assets			130,852	135,009
			8,260,082	8,113,812

LIABILITIES
Current liabilities
Bank loan			110,000	40,000
Accounts payable and accrued liabilities
Company controlled by an officer and director			17,530	9,901
Other			1,302,170	1,438,214
Instalments on long-term debt			941,397	742,571
			2,371,097	2,230,686
LONG-TERM DEBT (note 3)			2,755,695	2,946,263
			5,126,792	5,176,949

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Capital stock and warrants (note 4)			17,150,402	17,002,009
Contributed surplus			1,506,257	1,172,116
Deficit			(15,523,369)	(15,237,262)
			3,133,290	2,936,863
			8,260,082	8,113,812

The accompanying notes are an integral part of the consolidated financial statements.			(0.60)

On behalf of the Board,

/s/ Henri Harland		/s/ Michel Timperio
President and Director		Administrator

Notes Août

Neptune Technologies & Bioressources inc.

Notes to Interim Financial Statements
August 31, 2006 (unaudited)

1 - INTERIM FINANCIAL INFORMATION

These interim consolidated financial statements as at August 31, 2006 are unaudited. They have been prepared by the Company in accordance with generally accepted accounting principles in Canada for interim information and use the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended May 31, 2006. These interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company's 2006 annual report. The interim financial statements have not been examined by the auditors.

2 - RELATED PARTY TRANSACTIONS

The Company entered into an agreement with a shareholder (a company controlled by an officer and director), as of June 1, 2002, calling royalties to be paid in semi-annual instalments of 1% of net annual sales, for an unlimited period. The amount paid cannot exceed net earnings before interest, taxes and amortization. For the current period, total royalties amount to $15,030 ($16,200 in 2005). As at August 31, 2006, the balance due to this shareholder amounts to $17,530 ($9,901 as at May 31,2006). This amount is shown on the balance sheet under accounts payable and accrued liabilities.

These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

3 - LONG TERM DEBT

				August 31	May 31
				2006	2006
				$	$
Mortgage loan, $1,200,000 par value, secured by processing and laboratory equipment having an amortized cost of $2,759,496 in 2006, prime rate plus 6.75% (14.75% as at August 31, 2006, and at May 31, 2006), payable in monthly capital instalments of $26,650, with a moratorium on
instalments until August 2006, maturing in February 2010				1,120,000	1,120,000

Mortgage loan, $980,000 par value less the net value of series "E" warrants, secured by the universality of property, weekly variable interest rate determined by the lender plus 5%
(12.5% as at August 31, 2006, 12.25% as at May 31, 2006), payable in 60 monthly capital instalments of $16,333 with a moratorium on instalments until August 2006, maturing in September
2011				960,871	957,713

Mortgage loan, $1,500,000 par value less the net value of the issued shares, secured by the universality of property, weekly variable interest rate determined by the lender plus 3% (2.25% in
(10.5% as at August 31, 2006, 10.25% as at May 31, 2006), payable in 60 monthly capital
instalments of $25,000 with a moratorium until August 2006, maturing in September 2011				1,451,203	1,443,923

Obligations under capital leases, interest rates varying from 0.00% to 15.46%, payable in monthly
instalments of $4,633 ($7,235 as at May 31, 2006), maturing at different dates until october 2010.				95,018	97,198

Unsecured loan, without interest, matured				70,000	70,000

				3,697,092	3,688,834
Instalments due within one year				941,397	742,571
				2,755,695	2,946,263

4 - CAPITAL STOCK AND WARRANTS

				August 31	May 31
				2006	2006
				$	$

Issued and fully paid
34 599 790 commun shares (34 292 290 in May 2006)				17,150,402	17,002,009

				17,150,402	17,002,009

During the period, changes in the Company's issued capital stock were as follows:

				Number of
				shares	Consideration
					$
Common shares
Balance as at May 31, 2004				21,947,244	10,285,899
Issued for cash (and exercised options)				3,275,922	315,092
Issued as settlement of accounts payable				371,639	55,746
Balance as at May 31, 2005				25,594,805	10,656,737
Issued following the conversion of debentures (Note 17)				3,800,000	3,881,512
Issued for cash (e)				600,000	600,000
Issued as settlement of expenses (Note 17)				288,188	288,188
Issued following the exercise of stock options				733,375	416,499
Issued following the exercise of series "H" and "I" warrants (d)				3,275,922	1,159,073
Balance as at May 31, 2006				34,292,290	17,002,009
Issued for cash (and exercised options)				307,500	148,393
Balance as at August 31, 2006				34,599,790	17,150,402

5 - STOCK-BASED COMPENSATION PLAN

The Company introduced a stock-based compensation plan for its directors, managers, employees and consultants.

Activities within the plan are detailed as follows:
		August 31 2006		May 31 2006
			Weighted		Weighted
			average		average
		Number of	exercise	Number of	exercise
		options	price	options	price
			$		$
Options outstanding, beginning of year		3,703,875	0.25	2,926,000	0.25
Awarded		1,027,500	2.60	2,796,000	0.53
Exercised		(307,500)	0.48	(733,375)	0.26
Cancelled		(134,000)	0.71	(1,284,750)	0.27
Exercise price amendment
Former price
New price
Options outstanding, end of period		4,289,875		3,703,875	0.45
Exercisable options as at August 31		1,351,875	0.36	843,042	0.30

					August 31 2006
	Options outstanding			Exercisable options
		Weighted		Number
	Weighted	remaining	Number	of options	Weighted
	average	contractual	of options	exercisable	average
Range of	exercise	life	outstanding	as at	exercise
exercise prices	price	outstanding	31-08-2006	31-08-2006	price
	$				$
0,25	0.25	3.19 years	2,451,375	1,164,375	0.25
0,75 to 1,00	0.98	4.37 years	495,000	115,500	0.99
1,15 to 1,75	1.31	3.02 years	316,000	72,000	1.15
2,60	2.60	5.00 years	1,027,500
	0.93	3.72 years	4,289,875	1,351,875	0.36

6 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.

Ne pas imprimer

Neptune Technologies & Bioressources inc.

Détails coût des ventes et frais d'exploitation
aux 31 août 2006 et 2005
			2006		2005

VENTES			1,551,489		1,683,153

COÛT DES VENTES			717,895	46.27%	905,496	53.80%	Ts les frais CMV - Amortissements

MARGE BRUTE			833,594	53.73%	777,657	46.20%

							138588	COOP 2005-2006, premier trimestre
FRAIS DE COMMERCIALISATION			175,851	11.33%	158,844	9.44%	Frais généraux "ventes"

FRAIS D'ADMINISTRATION

Salaires et charges sociales**			335,856	21.65%	155,713	9.25%	Cpts 5510:5600 - 5516 - 5520		Comparatif Acomba
Conseil d'administration			9,375	0.60%	12,999	0.77%	Compte 5516	1	717,895	717893.84
Représentation et déplacement			9,211	0.59%	9,827	0.58%	Cpts 6059:6150	CMV	717,895	855997.44	CMV
Loyer			29,040	1.87%	28,590	1.70%	Cpts 6300-6302			138103.6	Amortissement inclus
Entretien et réparations			5,052	0.33%	3,503	0.21%	Cpts 6305:6340
Assurances			12,730	0.82%	14,722	0.87%	Cpts 6350:6380
Communications			9,174	0.59%	5,604	0.33%	Cpts 6410:6440
Taxes et permis			10,607	0.68%	10,500	0.62%	Cpts 6450+6460 + filiale
Frais de bureau			8,022	0.52%	7,683	0.46%	Cpts 6470:6585, 6700, 6999
Mauvaises créances				0.00%		0.00%	Compte 6750
Honoraires professionnels			58,533	3.77%	29,735	1.77%	Cpts 6600:6620
Honoraires de gestion								12,773	867371	854597.95
663,451			487,600		278,876			Ventes	175,851	746173.62	Total frais ventes
								Admin	487,600
								Comm	94,351
COMMUNICATIONS FINANCIÈRES			94,351		11,795		Cpts 6630+6631	R&D	109569	108424.33	R&D
757,802	Pr comparer avec EF Acomba
758,947
			1,475,697		1,355,011			2099

							1355011.33
**:

746173.82

*: Coût des ventes de 2005 a été réduit du montant des COOP équivalent à celui enlevé des ventes
**: Écart avec l'ancienne présentation est de 282 000$ à ce poste
Écarts importants:
Salaire et charge social:
		Majoration
	Salaire direction:	179,097
	Options salaire directions:	388,391
	Salaires exploitation:	134,435
	Options conseil d'administration:	27,337
	Autres salaires, employés:	-549,117
		180,143

Frais de bureau:		339

Honoraires professionnels:		28,798